Neovasc Inc.
Management’s Discussion
and Analysis
Form 51-102F2

For the three and nine months ended
September 30, 2008 and 2007

Q3
2008

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FORM 51-102F1: MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis covers the unaudited consolidated financial statements for the three and nine months ended September 30, 2008 and 2007.

The Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim consolidated financial statements and notes thereto for the three and nine months ended September 30, 2008 (included as part of Neovasc Inc’s quarterly filing) as well as the audited consolidated financial statements and notes thereto and the MD&A for the fiscal year ended December 31, 2007 (collectively known as the “Financial Statements”).

The following discussion contains forward-looking statements that are based on currently available information and, therefore, involve risk and uncertainties. The predictions described in these statements may not materialize if management’s current expectations regarding the Company’s future performance prove incorrect. Results could also be affected by, but not limited to, operating risks described herein.

All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. The interim consolidated financial statements for the three and nine months ended September 30, 2008 have not been reviewed by the Company’s auditor.

Additional information regarding Neovasc Inc. including the Company’s Financial Statements can be found on SEDAR at www.sedar.com.

Date: December 1, 2007

OVERVIEW

Description of the Business
Neovasc Inc. (formerly Medical Ventures Corp.) (“Neovasc” or the “Company”) develops, manufactures and commercializes medical devices, focusing on products that address clinical needs in the vascular and surgical marketplace. Neovasc’s strategy is to acquire and develop technologies and products that are near or at the point of market entry and to increase the value of its technologies through the commercialization process. Key hurdles in the commercialization process include: completing final development, including design control, pre-production and clinical trials; securing the necessary regulatory approvals to sell the Company’s products in world markets; and ultimately gaining market acceptance of the Company’s products through direct sales or distribution and licensing agreements with distribution partners around the world.

Neovasc’s vision is to develop a portfolio of medical devices from which the Company generates revenue from the distribution, licensing or sale of each of these products. Neovasc is focused on unique market opportunities in the field of vascular medicine.

Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (Formerly PM Devices Inc. (“PMD”). PMD manufactures a line of collagen surgical patch and staple line reinforcement products made for use in cardiac reconstruction and repair procedures as well as other surgeries. The products are made from chemically treated bovine and equine pericardial tissue.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”). Angiometrx has developed a technology called the “Metricath® System,” a catheter-based device that allows clinicians to measure artery and stent size and confirm stent deployment during interventional treatment of coronary and peripheral artery disease.

New Acquisitions
On January 30, 2008, Neovasc announced the intent to acquire two pre-commercial vascular device companies based in Israel: Neovasc Medical Inc. and B-Balloon Inc. (“B-Balloon). Neovasc Medical Inc. is developing a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. Refractory angina affects millions of patients and at present there is no effective cure. B-Balloon is developing a suite of vascular catheter products to solve problems physicians frequently encounter when attempting to place vascular stents at locations where an artery first branches from the aorta (“the ostium”) or where an artery splits into multiple branches (“a bifurcation”). Neovasc Medical Inc. and B-Balloon offer a potential pipeline of technologies that complement Neovasc’s existing products, sales call points, and target customers.

The acquisition was completed on July 1, 2008.

Supporting the acquisitions both as a shareholder of the companies being acquired and as a financier for Neovasc concurrently with the closing the acquisitions is Phillip Frost, MD, a prominent U.S. pharmaceutical entrepreneur and managing director of the Frost Group, a Miami, Florida-based private equity firm. The Frost Group acted as lead investor for the financing and, together with other investors, invested an aggregate of $ 8,325,004 for approximately 11.76 per cent of Neovasc’s common shares (post-acquisition).

As part of the transactions, Neovasc consolidated its outstanding 111 million shares (136 million fully diluted),

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at 20 old shares for one new share. The Frost-led unit financing consists of one common share priced at $4.00 per share and a warrant to purchase 0.62 of a common share at price of $5.00 per share for a period of 18 months from the date of closing. This price represented a significant premium to the market for Neovasc shares from the day prior to the announcement of the proposed transaction. Neovasc issued between approximately 4.6 and 5.2 million (post-consolidation) common shares for each of Neovasc Medical Inc. and B-Balloon. This brought the Company’s total capitalization to 17.7 million shares, including shares issued pursuant to the $8.325 million financing.

Completing the above acquisitions significantly broadened the Company’s vascular device product portfolio and will enable its sales representatives and third-party distributors to offer an array of complementary products to meet the needs of the physicians on whom they call.

In conjunction with the completion of this transaction, the Company changed its name to Neovasc Inc., to better reflect the focus of its ongoing operations as a specialty vascular device company.

Valuation of Goodwill and Technology

Subsequent to the completion of acquisition of B-Balloon and Neovasc Medical, an independent valuation of the fair value of acquired tangible assets and identifiable intangible assets was conducted. The purchase price is allocated among acquired tangible assets, identifiable intangible assets and goodwill in accordance with Canadian GAAP. As a result of valuation and purchase price allocation, there were, and ($448,475), $10,907,300, and $2,668,079 allocated to tangible assets, technologies and goodwill for B-Balloon and $716,688, $10,726,200, and $889,003 allocated to tangible assets, technology and goodwill for Neovasc Medical.

Goodwill is tested for impairment annually or more frequently if circumstances suggest an impairment may exist. The significant fall in the Company’s stock price since the closing of the acquisition on July 1, 2008, is such an indicator. Management have considered the value of the intangible assets at September 30, 2008, however: the short period since the closing of an arms length transaction establishing valuation, Management’s continued commitment to carrying out the business plans on which the valuation of the technology and goodwill were based and the impact of external factors related to the current financial crisis on the share price have led Management to conclude that an impairment has not taken place.

The Company will evaluate the carrying value of the technology and goodwill as of December 31, 2008, and make a determination of impairment.

Amortization of Technology

The acquired technologies will be amortized over the shorter of the life of the major patents for the technologies and the expected period of technological obsolescence. All the significant patents have at least 10 years to expiration and therefore the technologies will be amortized over the term until estimated technological obsolescence; 4 years for the B-Balloon technology and 7 years for the Neovasc technology. The technology acquired from B-Balloon, the ostial and bifurcation technologies are competing against other products to improve the treatment of disease at ostial and bifurcation sites. Management is aware of several competitive companies developing products for these types of disease and there is an increased risk that our technologies will be made obsolete by a competitor. The technology acquired from Neovasc Medical is a unique technology that is targeting a treatment for an end stage disease when other currently available procedures and/or medications having limited incremental impact on the patient. We are unaware of any direct competitors to the Neovasc product at this time.

An amortization charge of $1,064,785 has been incurred in the three months ended September 30, 2008. As at September 30, 2008, the net book value of the acquired technologies, net of amortization is $10,225,594 for technology acquired from B-Balloon and $10,343,121 for technology acquired from Neovasc.

Product Portfolio

Metricath System
The Metricath product line consists of a small, pole-mounted console unit and two distinct catheter models: the Metricath Libra® measure-only catheter, and the Metricath Gemini® measure-and-treat catheter.

Metricath catheters are used during angioplasty, a procedure used to open arteries where blood flow is restricted by plaque (the accumulation of fats and cholesterol). To perform angioplasty, doctors thread a balloon-tipped catheter through the vasculature and inflate the balloon at the site of the blockage, opening the narrowed vessel. Once the vessel is open, doctors often implant a stent (a small metal mesh tube) to prevent it from re-closing and to maintain proper blood flow.

Metricath provides the user with precise measurements of an artery by inflating the balloon at the catheter’s tip and monitoring its volume and pressure as it comes up against the artery walls. These measurements allow doctors to quickly diagnose artery blockages and treat

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them with balloons and stents that are optimally sized for the artery. As an added benefit, Metricath catheters can also take measurements inside an implanted stent to ensure that it is fully open. In the case of the Metricath Gemini, a second, high-pressure balloon on the catheter may be used to expand under-deployed stents.

Accurate measurement is believed to be an important factor in patients’ post-procedure outcomes, as it helps doctors confirm that stents are deployed properly within arteries. In 2006, the medical community identified a link between the use of drug-coated stents and an increased risk of blood clotting, or “thrombosis,” as compared to situations where bare-metal (uncoated) stents are used. While it has not been determined definitively why this is the case, there are clinical indications that factors include the under-sizing of stents and/or under-expansion of stents against the artery wall in conjunction with the stents’ drug coating or polymer. As a result, there has been increased clinical focus on proper stent selection and expansion to help minimize the risk of stent thrombosis. Anecdotal evidence from the field suggests that physician awareness of the need to accurately size and place stents is continuing to increase, for reasons of potential liability as well as clinical utility. Metricath has the potential to offer improved care by reducing the risk of thrombosis associated with drug-coated stents. By using Metricath to confirm artery and stent size, doctors can be more confident that stents fit correctly within the arteries in which they are placed.

The Metricath System was developed in response to the limitations of existing measurement technologies that are either insufficiently accurate or prohibitively expensive and time-consuming to gain widespread market acceptance. Obtaining accurate measurements is problematic using conventional imaging techniques such as angiography. Intravascular ultrasound (IVUS) catheters can provide precise vascular measurements; however, IVUS is comparatively expensive and time-consuming to use. IVUS takes approximately three times longer to set up and use than Metricath and has a disposable cost of between two and three times that of Metricath. In addition, where IVUS requires the purchase or lease of a complex image acquisition and analysis system, Metricath imposes minimal capital costs on users.

Current estimates are that approximately 2.5 million stent implantation procedures are performed globally each year. The Metricath System is intended to be a simple and cost-effective vascular measurement tool that can be adopted easily into standard treatment practices.

Regulatory Status

The Metricath Libra is cleared for sale in the United States, Canada, the European Union, Australia, Brazil

and Israel. The Metricath Gemini is cleared for sale for peripheral artery use in the United States, for coronary arteries in Canada, and for all vascular applications in the European Union. In Q4 2007 the company filed a Pre-Market Approval (“PMA”) application for FDA approval of the Metricath Gemini for coronary procedures in the U.S. This application followed completion of the GAAME clinical trial which was undertaken to provide the clinical data required to support this application (see “Product Development and Clinical Trials”). In April 2008, the company received an initial FDA response to this application and expects to complete its response to the FDA and submit additional supporting data in Q4-08.

Distribution

The Metricath line is sold via direct sales in the U.S. and Canada and via distributors in other countries. Company activities are presently focused on supporting and growing sales in the U.S. market, which makes up approximately half of the total world market for products of this type. The Company currently staffs five direct sales positions, covering select regions of the U.S. and Canada. Neovasc may expand the sales team as market acceptance increases and in preparation for approval of the Metricath Gemini and other product acquisitions.

PeriPatch Products
Neovasc also manufactures the PeriPatch™ line of surgical tissue products. The PeriPatch line consists of several flexible, biomaterial tissue products made from animal sources. They are chemically treated with proprietary technology to prevent their degradation and to maintain their biocompatibility. PeriPatch products are used for vascular repair and reconstruction, as well as in other surgical procedures including staple and suture line reinforcement. The products are biocompatible, allowing optimal incorporation with the body’s host tissue, and no special sutures are required to make a secure seal.

The product line includes: the PeriPatch™ Sheet, MatrixBP and PeriPatch™ EQ Sheet, rectangular patches made from bovine (cow) or equine (horse) tissue, that are applied as internal bandages to repair weak or damaged organs or vessels; and the

PeriPatch™ Aegis, and PeriPatch™ Aegis EQ, new products for staple line reinforcement used during endoscopic (minimally invasive) surgical procedures. There are approximately two million surgical procedures performed annually around the world where tissue products may be applied. In addition, a primary application of the PeriPatch Aegis is for use during bariatric surgery (such as gastric bypass) to treat morbid obesity. This type of surgery has seen significant growth in the past decade, providing an attractive market for the Aegis product. Further, several recent clinical reports suggest bariatric surgery has a dramatic effect on reducing the symptoms of Type II diabetes. The

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Company is monitoring whether this link is likely to increase the number of bariatric surgeries performed.

Regulatory Status

The PeriPatch Sheet and MatrixBP are cleared for sale in the U.S., Canada and Mexico. The PeriPatch EQ Sheet is approved for sale in the European Union and in Canada. The PeriPatch Aegis is cleared for sale in the United States.

Distribution

Neovasc sells its tissue and surgical products through a network of country-specific distributors. MatrixBP is sold through the company’s direct sales force in the US. The Company provides training and promotional materials to its current distributors while striving to obtain new distributors in selected target markets. The Company’s goal is to steadily increase its distribution reach in new markets, while increasing market share in current markets and in particular in the U.S., which has seen significant growth in staple line reinforcement product sales in recent years.

Currently, the Company has distribution agreements for its PeriPatch products covering the United States and Canada as well as selected countries in Europe and elsewhere. In the United States, Neovasc distributes the PeriPatch line through MedSurg Specialty Devices (formerly called Itochu Healthcare or “Itochu”), a large network of healthcare product distributors and sub-distributors that has broad distribution arrangements with healthcare facilities across the country. The Company has issued notice to Medsurg Specialty Devices (a division of Itochu Healthcare) the current distributor for Neovasc’ tissue products in the US that Medsurg is not meeting certain performance requirements of the Distribution Agreement related to coverage in all US territories, reporting requirements and requirements to adequately represent the products in the US territory. Discussions as to how to remedy these issues are ongoing between the Company and Medsurg. Neovasc is also actively exploring alternate options to increase penetration for its tissue products in the US market. Neovasc is in the process of establishing a network of distributors to sell the PeriPatch EQ products in the European market.

Additional Products and Third Party Sales
Neovasc provides consulting and original equipment manufacturing (OEM) services to other medical device companies when these services fall within the scope of its expertise and capabilities. Revenue earned from various contract agreements varies throughout the year depending on customer needs.

Regulatory Affairs and Clinical Trials
In Q4 2007, the Company submitted a pre-market approval (PMA) application to the U.S. Food & Drug Administration (FDA) to approve the Metricath Gemini for coronary applications in the U.S. The Company supported its application with data from a clinical trial called “GAAME,” for Gemini Angioplasty and Arterial Measurement Evaluation, which was completed in Q3 2007. In April 2008, Neovasc announced that it had received an interim response to its PMA application from the FDA. The response requested additional information related to clinical and non-clinical aspects of the application. Neovasc is assembling the requested information with the assistance of the investigational sites that participated in the GAAME trial. The FDA has also scheduled and completed an inspection of Neovasc’ manufacturing and sterilization facility as part of the PMA application process. The FDA inspection is scheduled took place at the beginning of June, 2008 and the Company successfully passed the inspection with no deviations or warnings.

Product Development
Product development at the Company is presently focused on the commercialization of the Reducer and Ostial treatment products which were obtained through the above described acquisition of B-Balloon Inc. and Neovasc Medical Inc. The Reducer is a novel catheter based device for treating refractory angina. The Ostial treatment products are intended to allow physicians to more effectively place stents and treat lesions at “ostial” locations – locations where an artery first branches from the aorta.

Sales & Marketing
The Company’s sales and marketing activities are focused on building market awareness and support for its products and improving penetration into these markets through its direct sales force and distributors. The Company has retained industry experts with experience in introducing new technologies into established medical device markets to assist it to develop sales and reimbursement strategies.

For the Metricath product line, the Company has continued to build awareness of the product through the sponsorship of clinical trials, direct advertising, incorporation of Metricath into medical training programs, the sponsorship of live cases at medical conferences, placing product displays at medical conferences and similar activities.

For the surgical tissue product lines, the Company has continued to help generate awareness of its products by closely supporting its distributors.

TRENDS, RISKS AND UNCERTAINTIES

Neovasc has a limited operating history which makes it difficult to predict how its business will develop or its future operating results. The Company has a history of fiscal losses since its inception and will need to generate significantly greater revenues then it has to date to

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achieve and maintain profitability. There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods. Generally, the securities of the Company should be considered a highly speculative investment.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in a significant level of development, regulatory, production and commercialization activity. Other than the standard operating risks associated with such a venture, the Company’s management is not aware of any trend, commitment, event or uncertainty that is presently known or is reasonably expected to have a material effect on the Company’s business, financial condition or results of operations. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with the business.

Operating risks include but are not limited to: market acceptance of the Company’s technology and products; the Company’s ability to obtain and enforce timely patent protection of its technology and products; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the continued availability of capital to finance the Company’s activities; the Company’s ability to conduct and complete successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and Acts of God and other unforeseeable events, natural or human-caused.

A portion of Metricath catheter sales efforts are targeting use in renal artery stenting procedures. In 2007, the Centers of Medicare and Medicaid Services (CMS), the largest U.S. health care payer, generated a national coverage analysis (NCA) and initiated reconsideration of its coverage policy for percutaneous transluminal angioplasty (PTA) of the renal arteries. On February 14, 2008, CMS issued its final decision memo to make no changes, continuing to leave coverage and reimbursement decisions to the discretion of regional Medicare contractors. Individual contractor decisions may adversely affect this market by reducing the number of renal stent implantations undertaken in the U.S.

As at June 30, 2008, one of the Company’s distributors has estimated inventories of approximately $500,000 of certain of the Company’s product throughout its network. The Company has notified the distributor that it is in breach of certain terms of the distribution agreement and the distributor is working to remedy the breach.

Please refer to the Neovasc’ Annual Information Form for a more extensive list of operating risks.

FOREIGN OPERATIONS

The majority of the Company’s revenues are derived from product sales in the United States, primarily denominated in United States currency. The Company expects that international sales will continue to account for a significant portion of its revenues that are denominated in foreign currencies. Consequently, a decrease in the value of a relevant foreign currency in relation to the Canadian dollar, occurring after establishment of prices and before receipt of payment by Neovasc, has an adverse effect on the Company’s results of operations. During the three months ended September 30, 2008, the increase in the value of US dollar to Canadian dollar has had a positive effect on the Company’s results of operation. However, the fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

SELECTED ANNUAL FINANCIAL INFORMATION

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 and 2007.

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DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

This section analyzes the significant changes in the unaudited interim consolidated financial statements of operations and deficit and cash flows for the three and nine months ended September 30, 2008, compared to those for the same period ended September 30, 2007 and compares the financial condition at September 30, 2008 to that at December 31, 2007.

The Statements of operations include the results of Neovasc for the nine months ended September 30, 2008 and those of Neovasc Medical and B-Balloon from July 1 to September 30, 2008. Comparatively, the results of operations for the three and nine months ended September 30, 2007 only reflected the results of operation of Neovasc.

Results of Operations

Results for the three and nine months ended September 2008 and 2007 follow:

Net Losses
The consolidated net loss for the three and nine months ended September 30, 2008 was $4,004,023 and $7,661,271 or $0.23 and $0.81 basic loss per share as compared with a net loss of $1,802,176 and $5,530,725 or $0.32 and $1.17 basic loss per share for the comparative period in 2007.

Revenues
Revenues increased 169% year over year from $218,840 for the three months ended September 30, 2007 to $587,884 for the three months ended September 30, 2008 and increased 63% year over year from $890,899 for the nine months ended September 30, 2007 to $1,454,430 for the nine months ended September 30, 2008.

Sales of catheter products for the nine months ended September 30, 2008 were $186,198 a marginal increase over sales of $177,013 in the comparable period in 2007. The Companies continues its efforts to improve its Metricath revenues but despite this Metricath sales have remained flat year over year.

Sales of tissue and surgical products and services for the nine months ended September 30, 2008 were $1,268,232, as compared to sales of $713,886 for the nine months ended September 30, 2007, an increase of approximately 78%. These revenues were derived from the sales of PeriPatch products and contract manufacturing and showed significant improvements as a result of revenues from new contract manufacturing customers.

Cost of Sales
The cost of sales for the three and nine months ended September 30, 2008 were $283,070 and $711,674 as compared to $105,897 and $426,637 in 2007, and the overall gross margin for the first nine months of 2008 was 51% as compared to 52% in 2007. Within the cost of sales for 2008, the cost of underutilized capacity was $25,144. Despite the change in product mix the overall gross margin has remained consistent between comparative periods.

Expenses
Total expenses for the three and nine months ended September 30, 2008 were $3,201,046 and $7,184,796 respectively as compared to $1,896,023 and $5,897,281 for the same periods in 2007. The increase in expenses for 2007 to 2008 for both the three and nine month ended September 30, 2008 is largely explained by the additional costs incurred by the newly acquired activities in Israel.

Sales and marketing expenses were $816,421 and $2,351,426 for the three and nine months ended September 30, 2008 as compared to $801,805 and $2,054,124 for the same periods in 2007, and increase of 2% and 14% respectively. Without additional products to sell and without significant growth in the Metricath sales we have controlled marketing costs until new products from the acquisitions and other sources can be added to the sales reps inventory.

General and administrative expenses for the three and nine months ended September 30, 2008 were $1,297,333 and $2,614,981 in 2008 as compared to $475,247 and $1,657,453 in 2007, an increase of 173% and 58% respectively. In the three months ended September 30, 2008 the increase in general and administrative costs of $822,086 over the comparative period can largely be explained by $366,002 incurred in Israel, a large and unusual stock compensation charge relating to the immediate vesting of all of the Medical Ventures Options of $174,853 and one time expenses related to the integration and consolidation of the new subsidiaries.

Product development and clinical trial expenses of $1,087,292 and $2,123,995 for the three and nine months ended September 30, 2008 as compared to $618,971 and $2,061,534 for the three and nine months ended September 30, 2007, an increase of 76% or 3% respectively. In the three months ended September 30, 2008 the increase in product development and clinical trial expenses is $468,321 over the comparative period. The $751,806 product development and clinical trial expense incurred in Israel to develop the newly acquired technologies contributed to the increase in this period.

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Inventory write down
Neovasc completed its inventory rationalization process and wrote the remaining console raw materials inventory down to $nil. The company recognized an impairment charge of $94,404. The second quarter of 2007 was the start of the inventory review process and $124,170 was written off during that period. No further charges were incurred in the three months ended September 30, 2008.

Amortization and Other expenses
Amortization and other expenses for the three and nine months ended September 30, 2008 were $1,107,791 and $1,219,231 as compared to other expense of $19,096 and $97,706 for the same periods in 2007. An amortization charge on the acquired technologies of 1,064,785 has been incurred in the three months ended September 30, 2008.

Subsequent to the quarter end we have taken significant steps to control the expenditures of the Company. Since the initial combination of the acquired companies on July 1, 2008 over 25% of the staff have been made redundant and annual employee related expenditures have been reduced by approximately $1.5 million.

Quarterly Information
The following is a summary of selected unaudited financial information for the eight fiscal quarters to September 30, 2008:

		Quarter Ended - Unaudited
	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2007
Sales
Catheter products	$53,687	$45,904	$80,236	$81,004
Tissue and surgical products and services	534,197	387,157	353,249	545,970
	587,884	433,061	433,485	626,974
Cost of sales	283,070	220,344	208,260	372,956
Expenses
Selling	816,421	785,491	749,504	785,773
General and administration	1,297,333	779,363	538,285	539,385
Product development and clinical trials	1,087,292	414,958	621,745	683,379
Inventory Write Down	-	94,404	-	434,961
	3,484,116	2,294,560	2,117,794	2,816,454
EBITDA	(2,896,232)	(1,861,499)	(1,684,309)	(2,189,480)
Amortization/Other expenses	1,107,791	54,174	57,266	110,749
Net loss	(4,004,023)	(1,915,673)	(1,741,575)	(2,300,229)
Basic loss per share	(0.23)	(0.34)	(0.31)	(0.47)

		Quarter Ended - Unaudited
	September 30,	June 30,	March 31,	December 31,
	2007	2007	2007	2006
Sales
Catheter products	$55,306	$51,432	$70,275	$82,020
Tissue/surgical products	163,534	294,379	255,973	56,738
	218,840	345,811	326,248	138,758
Cost of sales	105,897	201,189	119,551	228,084
Expenses
Selling	801,805	785,131	467,188	596,785
General and administration	504,988	783,663	509,951	467,550
Product development and clinical trials	618,971	790,643	651,920	787,457
Inventory Write Down	-	124,170	-	-
	2,031,661	2,684,796	1,748,610	2,079,876
EBITDA	(1,812,821)	(2,338,985)	(1,422,362)	(1,941,118)
Amortization/Other expenses	(10,645)	(30,488)	(2,310)	16,865
Net loss	(1,802,176)	(2,308,497)	(1,420,052)	(1,957,983)
Basic loss per share	(0.32)	(0.46)	(0.41)	(0.57)

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LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings. At September 30, 2008, the Company had cash and cash equivalents of $5,106,522 as compared to cash of $3,242,404 as of December 31, 2007. At September 30, 2008 the Company had working capital of $4,784,455 as compared to working capital of $3,431,266 at December 31, 2007. In addition, at September 30, 2008 the Company had restricted cash related to a security on long-term debt of $50,000 (December 31, 2007 -$50,000) included in long-term assets.

Cash used in operations was $2,796,298 and $6,124,091 for the three and nine months ended September 30, 2007, as compared to $1,680,081 and $4,711,671 for the three and nine months ended September 30, 2007, an increase of $1,116,217 and $1,412,420 respectively. The increase in cash usage was related to the increase in expenses borne by the Company at the newly acquired operations in Israel.

Net cash generated in investing activities was $149,638 and $135,946 for the three and nine months ended September 30, 2008 compared to cash used of $492,665 and $525,807 in 2007. On July 1, 2008, the Company completed acquisition of B-Balloon and Neovasc Medical. The cash spent to acquire the companies was $845,241, of which $273,046 was unpaid and in accounts payable at September 30, 2008. On completing the transaction Neovasc acquired $781,008 of cash and cash equivalents. During the three months ended September 30, 2008 the transaction generated net cash of $208,813 and $59,175 was spent on capital additions.

Concurrent with the acquisition, the Company issued 2,081,251 units of common shares at a price of $4.00 per unit for gross proceeds of $8,325,004 less issue costs of 93,916, net $8,231,088. Each unit consist of one common share of the Company and 0.62 of a warrant. Each whole warrant is exercisable to purchase one additional common share of the Company at a price of $5.00 for a period of 18 months from July 1, 2008. From the proceeds of the financing the Company repaid $356,440 of loans from parties related to B-Balloon.

There were no material financing activities in the three or nine months ended September 30, 2007, however, on April 24, 2007, pursuant to a public offering under a short form prospectus dated April 13, 2007, the Company issued 1,935,456 units of the Company at a price of $4.00 per unit for aggregate gross proceeds of $7,741,824, net of share issue costs of $834,271. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase one additional common share for every whole warrant at a price of $5.00per share, expiring on October 24, 2008. On closing, the Agents received non-transferable share purchase warrants to purchase up to 82,968 common shares at a price of $4.00 per share exercisable until October 24, 2008. Subsequent to the financing on May 4, 2007, the Agent exercised 58,077 agent warrants at $4.00 per share for gross proceeds of $232,310 and the remaining agent warrants were re-priced to $5.00 per share.

Since its inception the Company has had negative cash flows from operations as it continues its research and development activities. The Company anticipates that it will require additional funding in 2009 to support its ongoing operations and product development. However, the current financial market conditions have increased the risk that such funding will not be possible. There is no assurance that such additional funds will be available for the Company. If adequate funds are not available, the Company may be required to scale back or abandon some activities and may in a worst case impact the Company’s ability to continue as a going concern. The Company’s financial statements do not include any adjustments that might result from this uncertainty.

SUBSEQUENT EVENTS

On October 31, 2008, pursuant to the Company’s stock option plan, the Company issued 1,167,077 stock options at an exercise price of $1.15. Of the options issued 409,000 were granted to named officers of the Company and 80,000 were granted to directors of the Company.

On November 14, 2008, the Company received a claim from an ex-employee claiming wrongful dismissal. The employee was made redundant as part of the rationalization process undertaken subsequent to the period end. The maximum amount of the claim is $25,000.

OUTSTANDING SHARE DATA

Pursuant to the acquisition agreement, the Company issued 5,273,800 and 4,610,091 common shares to the securityholders of B-Balloon and Neovasc Medical respectively and assumed 584,200 options from B-Balloon and 512,515 options and 735,394 share purchase warrants from Neovasc Medical. In addition, through a private equity financing, the Company issued 2,081,251 units of common shares. Each unit consists of one common share of the Company and 0.62 of a warrant.

As at September 30, 2008, the Company had 17,701,276 common voting shares issued and outstanding. Further, the following securities are convertible into exercisable or exchangeable for common shares of the Company: 1,191,773 stock

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options with a weighted average price of $0.03, and 2,081,519 share purchase warrants with exercise prices ranging from $0.25 to $5.00. The fully diluted share capital of the Company at September 30, 2008 is 20,974,568.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheets arrangements.

RELATED PARTY TRANSACTIONS

Related party transactions are disclosed in Note 16 of the unaudited interim consolidated financial statements. Neovasc has a contract with a corporation owned by its Chairman for his services that are invoiced monthly. All other related party transactions are invoiced to Neovasc on a month-to-month basis for services rendered. There are no potential material termination clauses in any of the related party agreements.

PROPOSED TRANSACTIONS

The Company is not party to any transaction requiring additional disclosure.

CONTROLS AND PROCEDURES

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO), in cooperation with the other members of senior management and Directors, are responsible for the Company’s disclosure policy. The effectiveness of the Company’s internal disclosure controls have been evaluated by the CEO and the CFO, and they have concluded that the Company’s control procedure provides reasonable assurance that (i) information required to be disclosed by the Company in its annual and interim reports or other reports filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner.

The CEO and CFO are responsible for the design of internal controls over financial reporting in order to provide reasonable assurance that the Company’s financial reporting is reliable and that financial statements prepared for external purposes are prepared in accordance with Canadian GAAP and for the safeguarding of Company assets. The CEO and CFO are aware that internal controls relating to the accounting function could be strengthened by adhering to a strict policy of segregating the duties of accounting staff to reduce the risk of unauthorized journal entries being made or a misappropriation of cash. At the Company’s current size, adoption of such a policy is impractical. To reduce these risks, the CFO reviews bank reconciliation statements and performs periodic reviews of nonstandard entries after they have been recorded; all cheque payments require two signing authorities. The CEO periodically reviews recorded financial information. The CEO and CFO believe that these reviews are an adequate compensating control; accordingly, there are no plans to remediate this internal control weakness.

No material changes were made to the Company’s system of internal controls relating to financial reporting during the nine month period ending September 30, 2008.

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